# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tectonic Therapeutic, Inc., CIK 0001681087
CUSIP: 878972108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 490 ARSENAL WAY, SUITE 210, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001716774-26-000007
Filed by CIK 0001716774

## Reporting persons
- Aberdeen Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 484,887; sole dispositive power 0; shared dispositive power 484,887; aggregate amount beneficially owned 484,887 (2.48% of the class)
- abrdn Inc: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 484,887; sole dispositive power 0; shared dispositive power 484,887; aggregate amount beneficially owned 484,887 (2.48% of the class)

## Item 1. Issuer
Name of issuer: Tectonic Therapeutic, Inc.
Address of issuer's principal executive offices:
490 ARSENAL WAY, SUITE 210, WATERTOWN, MASSACHUSETTS
02472

## Item 2. Person Filing
Name of person filing:
Aberdeen Group plc

abrdn Inc
Address of principal business office or, if none, residence:
1 George Street
Edinburgh, United Kingdom
EH2 2LL

abrdn Inc
1900 Market Street Suite 200.
Philadelphia
PA 19103
Citizenship:
Aberdeen Group plc - UNITED KINGDOM

abrdn Inc - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 484,887
Percent of class: 2.48
Sole power to vote or to direct the vote:
Aberdeen Group plc - 0

abrdn Inc - 0
Shared power to vote or to direct the vote:
Aberdeen Group plc - 484,887

abrdn Inc - 484,887
Sole power to dispose or to direct the disposition:
Aberdeen Group plc - 0

abrdn Inc - 0
Shared power to dispose or to direct the disposition:
Aberdeen Group plc - 484,887

abrdn Inc - 484,887

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Aberdeen Group plc
abrdn Holdings Limited
abrdn Inc.

Aberdeen Group plc is the parent company.
abrdn Holdings Limited is the intermediate holding company for abrdn Inc.
abrdn Inc. beneficially owns on behalf of our underlying clients less than 5% of the outstanding shares of the security class being reported on this Schedule 13G.

## Signatures
- Aberdeen Group plc: R.Chaudhry, Romiza Chaudhry / Major Shareholding Reporting Analyst (10/29/2026)
- abrdn Inc: R.Chaudhry, Romiza Chaudhry / Major Shareholding Reporting Analyst (10/29/2026)